Exhibit 99.1

Press release Brussels / 27 February 2020 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 4Q19 and FY19 versus the same period of last year. For important disclaimers please refer to pages 21-22.

Anheuser-Busch InBev reports fourth quarter and full year 2019 results

KEY FIGURES

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Revenue: Revenue grew by 4.3% in FY19 and by 2.5% in 4Q19, with revenue per hl growth of 3.1% in FY19 and 0.9% in 4Q19. Healthy volume growth was enhanced by global premiumization and revenue management initiatives, although revenue per hl growth decelerated as a result of advances in our smart affordability strategy.

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Volume: Total volumes grew by 1.1% in FY19, with own beer volumes up 0.8% and non-beer volumes up 4.8%. In 4Q19, total volumes increased by 1.6%, with own beer volumes up 0.8% and non-beer volumes up 8.0%.

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Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 5.2% in FY19 and by 2.1% in 4Q19. Outside of their respective home markets, the global brands grew by 8.0% in FY19 and by 3.9% in 4Q19.

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Cost of Sales (CoS): CoS increased by 7.4% in FY19 and by 5.9% on a per hl basis, driven by significant commodity and transactional currency headwinds. In 4Q19, CoS increased by 9.1% and by 7.3% on a per hl basis.

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EBITDA: EBITDA increased by 2.7% in FY19 to 21 078 million USD as top-line growth and continued cost discipline enhanced by synergy capture was partially offset by elevated cost of sales per hl. EBITDA margin contracted by 65 bps to 40.3%. In 4Q19, EBITDA declined by 5.5% to 5 343 million USD with margin contraction of 336 bps to 40.1%.

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Net finance results: Net finance costs (excluding non-recurring net finance results) were 4 355 million USD in FY19 compared to 6 844 million USD in FY18. The decrease was predominantly due to a mark-to-market gain of 898 million USD in FY19 linked to the hedging of our share-based payment programs, compared to a loss of 1 774 million USD in FY18, resulting in a swing of 2 672 million USD. In 4Q19, net finance costs were 2 309 million USD compared to 2 162 million USD in 4Q18.

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Income taxes: Normalized effective tax rate (ETR) decreased to 23.0% in FY19 from 27.5% in FY18 and decreased to 24.5% in 4Q19 from 33.0% in 4Q18. Excluding the impact of gains and losses relating to the hedging of our share-based payment programs, our normalized ETR was 24.9% in FY19 as compared to 23.4% in FY18 and 17.2% in 4Q19 as compared to 24.7% in 4Q18.

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Profit: Normalized profit attributable to equity holders of AB InBev was 8 086 million USD in FY19 versus 6 248 million USD in FY18 and was 962 million USD in 4Q19 versus 1 405 million USD in 4Q18. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 7 196 million USD in FY19 as compared to 8 099 million USD in FY18 and was 1 729 million USD in 4Q19 as compared to 2 306 million USD in 4Q18.

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Earnings per share (EPS): Normalized EPS in FY19 was 4.08 USD, an increase from 3.16 USD in FY18 and 0.48 USD in 4Q19, a decrease from 0.71 USD in 4Q18. Underlying EPS (normalized EPS excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 3.63 USD in FY19, a decrease from 4.10 USD in FY18, and 0.87 USD in 4Q19, a decrease from 1.17 USD in 4Q18.

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Dividend: The AB InBev Board proposes a final dividend of 1.00 EUR per share, subject to shareholder approval at the AGM on 29 April 2020. When combined with the interim dividend of 0.80 EUR per share paid in November 2019, the total dividend for FY19 would be 1.80 EUR per share. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 20.

●	Hyperinflation: The restatement of 9M19 under hyperinflation using the December purchasing power

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and closing rate had a positive impact of 55 million USD on revenue and 30 million USD on Normalized EBITDA on the FY19 reported organic growth. The impact of 9M19 restatement under hyperinflation is excluded from the 4Q19 organic calculation and identified separately in Annex 2.

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Deleveraging: Accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12 months EBITDA from the Australian operations), our net debt to EBITDA ratio would be 4.0x for the 12-month period ending 31 December 2019.

●	Combination with SAB: In 3Q19, we completed the delivery of the 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016 resulting from the combination with SAB.

●	2019 Full Year Financial Report is available on our website at www.ab-inbev.com.

Figure 1. Consolidated performance (million USD)
	FY18 Restated	FY19	Organic growth
Total Volumes (thousand hls)	559 819	561 427	1.1%
AB InBev own beer	493 776	495 423	0.8%
Non-beer volumes	61 263	62 296	4.8%
Third party products	4 780	3 709	- 9.2%
Revenue	53 041	52 329	4.3%
Gross profit	33 108	31 967	2.4%
Gross margin	62.4%	61.1%	- 113 bps
Normalized EBITDA	21 732	21 078	2.7%
Normalized EBITDA margin	41.0%	40.3%	- 65 bps
Normalized EBIT	17 107	16 421	1.7%
Normalized EBIT margin	32.3%	31.4%	- 80 bps

Profit from continuing operations attributable to equity holders of AB InBev	3 839	8 748
Profit attributable to equity holders of AB InBev	4 370	9 171
Normalized profit attributable to equity holders of AB InBev	6 248	8 086
Underlying profit attributable to equity holders of AB InBev	8 099	7 196

Earnings per share (USD)	2.21	4.62
Normalized earnings per share (USD)	3.16	4.08
Underlying earnings per share (USD)	4.10	3.63

	4Q18 Restated	4Q19	Organic growth
Total Volumes (thousand hls)	140 161	141 979	1.6%
AB InBev own beer	122 899	124 025	0.8%
Non-beer volumes	16 276	17 170	8.0%
Third party products	987	785	- 4.0%
Revenue	13 792	13 334	2.5%
Gross profit	8 728	8 065	- 1.5%
Gross margin	63.3%	60.5%	- 236 bps
Normalized EBITDA	6 018	5 343	- 5.5%
Normalized EBITDA margin	43.6%	40.1%	- 336 bps
Normalized EBIT	4 836	4 128	- 8.6%
Normalized EBIT margin	35.1%	31.0%	- 373 bps

Profit from continuing operations attributable to equity holders of AB InBev	299	- 1
Profit attributable to equity holders of AB InBev	456	114
Normalized profit attributable to equity holders of AB InBev	1 405	962
Underlying profit attributable to equity holders of AB InBev	2 306	1 729

Earnings per share (USD)	0.23	0.06
Normalized earnings per share (USD)	0.71	0.48
Underlying earnings per share (USD)	1.17	0.87

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Figure 2. Volumes (thousand hls)
	FY18		Organic	FY19	Organic growth
	Restated	Scope	growth		Total Volume	Own beer volume
North America	110 726	50	- 2 643	108 133	- 2.4%	- 2.4%
Middle Americas	128 803	- 153	4 888	133 538	3.8%	4.0%
EMEA	87 135	- 4 071	2 825	85 888	3.4%	3.9%
South America	135 618	188	3 858	139 664	2.8%	1.5%
Asia Pacific	96 116	- 134	- 2 814	93 168	- 2.9%	- 2.7%
Global Export and Holding Companies	1 422	- 481	95	1 036	10.1%	9.2%
AB InBev Worldwide	559 819	- 4 601	6 209	561 427	1.1%	0.8%

	4Q18	Scope	Organic	4Q19	Organic growth
	Restated		growth		Total Volume	Own beer volume
North America	26 114	19	- 645	25 489	- 2.5%	- 2.5%
Middle Americas	34 039	- 16	1 521	35 544	4.5%	4.9%
EMEA	23 469	- 382	780	23 867	3.4%	4.0%
South America	39 851	-	1 358	41 209	3.4%	0.5%
Asia Pacific	16 424	- 68	- 875	15 481	- 5.2%	- 5.2%
Global Export and Holding Companies	263	- 3	128	389	49.2%	46.5%
AB InBev Worldwide	140 161	- 449	2 267	141 979	1.6%	0.8%

MANAGEMENT COMMENTS

To our shareholders:

Our performance in 2019 was below our expectations, and we are not satisfied with the results. There were many successes, but we also faced many challenges. We understand that in order to reach our ambitious goals, we need to embrace these challenges head-on and transform them into opportunities for success.

We are a strong, diversified company with an unrivaled geographic footprint, portfolio of brands, talent pool and a clear commercial strategy. As the world’s leading brewer, our commitment to grow the beer category is unwavering. We will use the learnings from 2019 to better position ourselves to deliver long-term sustainable top and bottom-line growth.

We are a company of owners, who take results personally. As we look to the future, we are determined to lead growth through consumer-centricity, operational excellence and innovation. We have a unique opportunity to build a stronger business which is more connected than ever to our consumers and customers, leveraging our assets to create lasting value.

Reflecting on our performance

In 2019, we continued to enhance our focus on top-line growth and value creation while adopting a more balanced strategy between volume and revenue per hl growth. We grew volumes by 1.1% in 2019, our third consecutive year of volume growth with the rate of growth accelerating each year. Combined with revenue per hl growth of 3.1%, we delivered top-line growth of 4.3%.

Our EBITDA grew by 2.7% with margin contraction of 65 bps to 40.3%, below where we wanted to be. We faced significant headwinds in our cost base driven primarily by the highest annual increase in commodity and transactional currency costs in the past decade, which held back EBITDA growth by approximately 200 bps. Additionally, challenging macroeconomic environments in many of our relevant markets pressured consumer disposable income, resulting in trade-down and consumption contraction.

We achieved a major milestone in 2019 with the successful completion of the listing of a minority stake of our Asia Pacific business (Budweiser APAC) on the Hong Kong Stock Exchange for 5.75 billion USD, recognizing the value we have created in the APAC region throughout the past decade. The listing creates a regional champion in the consumer goods space and an attractive platform for M&A.

We also took significant steps to deleverage toward our optimal capital structure, resulting in a leverage ratio of 4.0x on 31 December 2019 (accounting for the proceeds expected to be received from the divestment of the Australian operations while excluding the last 12 months EBITDA from the Australian operations).

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Growing the global beer category

We remain focused on driving beer category growth by leveraging the interlocking frameworks of the market maturity model, category expansion framework and growth champions. The category expansion framework provides a roadmap for growing the beer category by offering a full portfolio of options spanning different styles and price points to reach more consumers on more occasions.

Core lager is at the center of the category expansion framework and is the heart of our business. We have made significant advances in elevating our core brands around the world by segmenting our core lagers into easy drinking lagers and classic lagers, which have different liquid profiles and cater to different consumption occasions. By doing so, we drive incremental growth by reducing cannibalization, while strengthening the relative positioning of each brand. While our core portfolio declined in volume in 2019, it was an improved trend from 2018 and we delivered strong growth from our core brands in meaningful markets such as Mexico, Colombia and Nigeria.

Premiumization, a consumer trend across all our markets, is a key element of the category expansion framework and our commercial strategy, as it generates incremental top and bottom-line growth. It is a critical growth driver for the global beer category, especially as consumers are trading up from core brands. Our above core brands now comprise more than a quarter of our total volume and are growing ahead of the total company. Our High End Company is leading the way, growing top and bottom line by double-digits in 2019 off a meaningful base.

Our global brands are at the forefront of our premiumization strategy and had a very strong year, growing revenue by 8.0% outside of their home markets where they command a premium. Budweiser grew 3.3% outside of the US, led by strong performances from Brazil, Europe and India, but was negatively impacted by the softness in the nightlife channel in China, where it has a leading position. Stella Artois delivered growth of 6.5% outside of Belgium, with meaningful growth in the US and Brazil. Corona continued to lead the way with growth of 21.0% outside of Mexico, with major contributions from markets such as China and South Africa. The strong equity of our global brands was also recognized by Interbrand, which ranked Budweiser and Corona in its list of the top 100 global brands. They were the two highest ranked beer brands, improving their rankings from last year and increasing their brand value on a dollar basis.

Smart affordability is another critical pillar of the category expansion framework, as price is a major barrier to entering the beer category for many consumers. This is especially true in many emerging markets, where consumer disposable income growth often considerably lags inflation. This has impacted the relative affordability of beer and, in many cases, negatively affected per capita consumption. In response, we have elevated our smart affordability strategy. We have been expanding our portfolio through initiatives such as new packaging formats and brands, including beers brewed with local crops. These innovations are driving meaningful incremental profits in key markets, but generally have a dilutive impact on revenue per hl.

In addition to differentiating beers by price point, the category expansion framework extends the beer category with flavored beers and other beer styles, which appeal to different taste profiles and bring beer to a wider set of occasions. We have meaningfully enhanced our portfolio offerings in both flavored beers and other beer styles, particularly through ZX Ventures, our disruptive growth organization. ZX Ventures continues to fuel our top-line results, accounting for more than 15% of our revenue growth.

We are proud of the advancements we have made across our portfolio to meet the needs of a broad set of consumers across price points, styles and occasions. We will continue to innovate and enhance our offerings as we seek to lead the growth of the global beer category.

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Responding to a changing world

We are a company driven by communities, fueled by innovation and centered on consumers. Several key trends, both ongoing and emerging, are affecting our consumers and their behavior. An aging population, social isolation and a movement towards gender equality are giving rise to major behavioral trends such as health and wellness and a greater need for digitization and connection.

We need to embrace every aspect of our evolving world. We must answer to new consumers and stakeholders by leveraging the capabilities we have built and accelerating our plans while acknowledging our gaps and exploring growth opportunities.

This means our company must evolve. After all, we are owners, building a company to last. Dreaming big is in our DNA. We see challenges as opportunities, and we are never completely satisfied with our results.

Reimagining what our company can become

While we have made significant strides in our transformation, we need to move faster. In 2020 and beyond, we will move with greater speed and agility to develop new capabilities and ways of thinking. We are positioning our company for greater success by scaling up our growth platforms:

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Becoming an even better beer company – We will continue delivering results while also transforming our core business. We will continue to innovate and brew superior beers so we can address more consumers needs on more occasions. As consumers interact with each other in new ways, especially through technology, we need to engage with them where they are, in the formats they want and in ways that are convenient for them while also offering more experiences. We will use technology to better engage with our customers as a gateway to our consumers.

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Accelerating our premiumization strategy - Across the world and especially in mature markets, consumers are looking for affordable luxuries in all consumer goods categories, including beer. We will leverage our unparalleled portfolio of premium beers and innovation capabilities to capitalize on our leadership position in the premium category.

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Expanding beyond beer – As consumer tastes fragment, we need a broader portfolio of offerings for more consumers on more occasions, including beverages other than beer to address their needs. We need to become the company that brings all people, not just “beer people”, together.

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Embarking on new ventures and offering new solutions to our customers and consumers - We will leverage the unmatched platform and rights of way we have built over the years to create new businesses that will create incremental value. We can help our customers become more efficient and profitable. We can provide convenience to customers and consumers by delivering more products and services to more places by leveraging our existing assets and capabilities.

We believe these platforms will strengthen our core while adding new muscles to help us deliver our long-term growth aspirations. We are leveraging technology to transform ways of working to be more agile so we can create better solutions and value for our customers and our consumers around the world. Our talented people and our commitment to innovation will help us deliver growth.

Committed to a Better World

We are determined to build a company to last. To do that, we need a healthy environment and thriving communities. Through our 2025 Sustainability Goals, we are committed to creating a better world for all of our stakeholders while also creating value for our business.

In 2019, we continued to support our farmers through agricultural development, working with over 20 000 farmers in 13 countries to grow the best barley, wheat, cassava, hops, maize, rice and sorghum. We set

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an ambitious goal that 100% of our direct farmers will be skilled, connected and financially empowered by 2025. Today, 50% of our direct farmers are skilled, 45% are connected and 35% are financially empowered.

Climate change impacts our business and the communities in which we live and work. We have committed that 100% of our global purchased electricity volume will come from renewable sources by 2025. Today, 61% of our purchased electricity volume is under contract from renewable sources.

We also made progress this year toward our ambition for every experience with beer to be a positive one. In support of the United Nations Sustainable Development Goals and World Health Organization goals, we launched plans to reduce the harmful use of alcohol in pilot cities across our major markets, developed in conjunction with the local communities and led by local authorities. These include novel road safety programs, the use of mystery shoppers to prevent underage drinking and the deployment at large scale of “screening and brief interventions”, a simple but effective survey that allows public health workers to detect people at risk and undertake corrective measures. The learnings from these pilot programs are open to all and can be used to replicate these results in places with similar conditions.

We are leveraging technology to ensure that we are always operating at the highest ethical standards. Our award-winning compliance platform, BrewRIGHT, is an innovative use of artificial intelligence to help detect and prevent fraud and corruption. We are exploring the creation of a consortium of users that would help drive scale, which is critical to accelerate progress and maximize impact.

Mobilizing our company for evolution

There is a fundamental truth about beer: it brings people together. We are the world’s leading brewer and everything we do is driven by our dream of bringing people together for a better world.

Brewing the world’s most loved beers, building iconic brands and creating meaningful experiences are what energize and inspire us. We are committed to making beer part of life’s greatest moments, and we strive to make every experience with beer positive.

Through hard work and the strength of our people, we can achieve anything. Together, we will deliver sustainable growth and continue bringing people together for the next 100 years to come.

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2020 OUTLOOK

(i)

Impact of COVID-19: The impact of the COVID-19 virus outbreak on our business continues to evolve. The outbreak has led to a significant decline in demand in China in both on-premise and in-home channels. Additionally, demand during the Chinese New Year was lower than in previous years as it coincided with the beginning of this outbreak. For the first two months of 2020, we estimate that the outbreak has resulted in lost revenue of approximately 285 million USD and lost EBITDA of approximately 170 million USD in China.

(ii)

Overall Performance: We will continue to evolve our top-line growth to be more balanced between volume and revenue per hl, as we employ the category expansion framework across our footprint to reach new consumers with different price points and styles. In FY20, we expect EBITDA growth of 2-5%, with the majority of our growth to be delivered in the second half of the year. In 1Q20, we expect EBITDA to decline by around 10% given the impact of COVID-19 on our results as well as a challenging comparable, especially in Brazil. The outlook for both FY20 and 1Q20 reflects our current assessment of the scale and magnitude of COVID-19, which is subject to change as we continue to monitor the development of the outbreak.

(iii)	Cost of Sales: We expect CoS per hl to increase by mid-single digits.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY20 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be approximately 180 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate (ETR): We expect the normalized ETR in FY20 to be in the range of 27% to 29%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of around 5.0 billion USD in FY20 as we are increasing investments in innovation and consumer-centric initiatives.

(vii)	Debt: Approximately 40% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

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BUSINESS REVIEW

United States

In 2019, we continued to focus on our commercial strategy, putting consumers first and rebalancing our portfolio through innovation and premiumization. Our progress across our five commercial priorities resulted in FY19 revenue growth of 0.5% and revenue per hl growth of 2.8%. In 4Q19, revenue declined by 1.8% with revenue per hl growth of 0.8%. Our revenue per hl in both the year and the quarter was impacted by the earlier timing of our price increase in 2019, which had a one-time positive impact of approximately 50 bps on a full-year basis. We estimate that industry sales-to-retailers (STRs) declined by 1.4% in FY19 and grew by 0.4% in 4Q19, the best performance in 15 quarters, as it continues to benefit from the strong growth of the hard seltzer category. Our own STRs were down by 2.4% in FY19, while our sales-to-wholesalers (STWs) were down by 2.3%. Our STRs were flattish in 4Q19 while our STWs declined by 2.6%, as STWs and STRs converged on a full year basis.

Our total market share declined an estimated 50 bps in FY19 and 30 bps in 4Q19, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage (FMB) category, in which we currently under-index. In beer (excluding FMBs), we gained 10 bps of market share in 4Q19, due to the consistently strong performance of our above core brands and further trend improvement within the mainstream segment. In FY19, our market share excluding FMBs declined by 10 bps, an improvement in trend of 20 bps from FY18.

Our above core portfolio gained 90 bps of total share in both FY19 and 4Q19, due to strong performances from Michelob Ultra, Michelob Ultra Pure Gold, our craft portfolio and our innovation pipeline. Michelob Ultra continues to grow by double-digits and is now the second largest brand in the country by retail sales, according to IRI. Michelob Ultra Pure Gold grew by triple-digits in FY19, while our craft portfolio grew by more than 20%, gaining share within the craft segment according to IRI.

We estimate our innovations contributed approximately half of the total innovation volume in the industry once again this year, led by Naturdays, Michelob Ultra Infusions and Natural Light Seltzer.

Our mainstream brands lost an estimated 140 bps of market share in FY19 and 120 bps in 4Q19, as consumers continue to trade-up to higher price tiers. Within the mainstream segment, our market share declined by 20 bps in 4Q19 and by 15 bps in FY19, which compares to a 35 bps decline in FY18, a trend improvement of 20 bps. Share declines of Bud Light and Budweiser were partially offset by share gains of our value portfolio, led by the Natural Light family (excluding Natural Light Seltzer, which is not included in the mainstream segment).

The hard seltzer segment is drawing new consumers to the malt beverage category and we are increasing investment behind our brands to accelerate our growth in the segment. Bon Viv and Natural Light Seltzer are growing at a strong rate. In January 2020, we added Bud Light Seltzer to our portfolio, with a very successful nationwide launch that is already yielding positive results from both our customers and consumers. We are confident that we can leverage our strong portfolio, coupled with our best-in-class brewing capabilities and distribution network, to accelerate our momentum in this fast-growing segment.

EBITDA grew by 1.1% in FY19 with margin expansion of 28 bps to 40.8%, driven by positive brand mix and ongoing cost efficiencies. In 4Q19, EBITDA declined by 1.6%, driven by the decline in STWs which converged to STRs on a full year basis, while EBITDA margin expanded to 41.6%.

Mexico

Mexico delivered very strong top and bottom-line growth this year, our sixth straight year of volume, revenue and EBITDA growth. In FY19, revenue grew by double-digits, driven by a balanced contribution from mid-single digit growth of both volumes and revenue per hl, which grew ahead of inflation and was enhanced

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by brand mix. We grew volumes ahead of the industry, resulting in continued market share gains. We delivered growth across our brand portfolio, with a particularly strong performance in the above core segment. In 4Q19, revenue grew by mid-teens with revenue per hl growth of mid-single digits and volume growth of high-single digits.

We remain focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. Our core brands continue to grow supported by a strong innovation pipeline, consistent brand messaging and entrance into new occasions. Our premium portfolio also contributed meaningfully to top-line growth, with double-digit volume growth of the Modelo family, Michelob Ultra, Stella Artois and our local craft brand, Cucapá.

In early 2019, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. We expanded in the regions of Guadalajara and Mexico City this past year, with our portfolio quickly reaching fair share in the 4 000+ stores in which we are now present. While the majority of our growth was driven by existing channels, our entrance into OXXO also made a meaningful contribution. We launched the next phase of the roll-out in January 2020, and our portfolio will progressively become available in all OXXO stores across the country by the end of 2022.

The strong top-line performance, continued cost discipline and additional capacity, which drove efficiencies across our entire supply chain, contributed to FY19 EBITDA growth of mid-teens with margin expansion of more than 250 bps. In 4Q19, EBITDA grew marginally as we cycled a challenging comparable.

Colombia

We had a very strong year in Colombia with a healthy balance between volume and revenue per hl growth, even in the context of a more competitive environment. In FY19, revenue grew by mid-single digits with revenue per hl growth of low single digits. Our total volumes grew by mid-single digits, with consistent growth in both our beer and non-beer portfolios, leading to our highest annual volume growth in Colombia since the SAB combination. In 4Q19, revenue was up by mid-single digits, driven by flattish revenue per hl and mid-single digit volume growth of both beer and non-beer.

We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by more than 50% this year. At the other end of the price spectrum, we are bringing new consumers into the category through smart affordability initiatives, such as the expansion of our 1 liter returnable glass bottle sharing pack. Our local core portfolio delivered consistently strong results throughout the year, led by Aguila, which grew by double-digits and ended the year with a powerful campaign focused on responsible drinking.

Our non-beer portfolio delivered mid-single digit volume growth for both the year and the fourth quarter, led by the expansion of Malta Leona and the launch of our new purpose-driven water brand, Zalva, from which the profits will contribute to the recovery of Colombian wetlands.

EBITDA grew by high single digits in FY19 with margin expansion of more than 50 bps. In 4Q19, EBITDA grew by low single digits with margin compression of approximately 150 bps. The margin compression in the quarter was driven by increased distribution expenses as we faced capacity constraints resulting from strong volume growth ahead of the peak season. We are investing in our breweries to alleviate these constraints in the future.

Brazil

Brazil was our leading contributor to organic top-line growth this year. We grew revenue by 7.0% in FY19, with total volume growth of 5.0%. Our beer volumes grew by 3.0% while our non-beer volumes grew by 11.2%. According to Nielsen, the beer industry grew by 2.4% and the non-beer industry grew by 2.7%. Revenue per hl growth of 1.9% resulted from ongoing premiumization and a price increase in our beer

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business, partially offset by geographic mix and the increased relevance of our smart affordability strategy. Additionally, our revenue per hl was impacted by category mix from the rapid growth of our non-beer business, which has a lower average revenue per hl than our beer business. In 4Q19, we grew revenue by 2.3% with total volume growth of 4.5%. Our beer volumes grew by 1.2% and our non-beer volumes grew by 16.0%. According to Nielsen, the beer industry grew by 3.5%, while the non-beer industry grew by 4.5%. Our revenue per hl declined by 2.1% in 4Q19, as positive brand mix was more than offset by tactical revenue management initiatives in our beer business to create a more balanced top-line algorithm between volume and revenue per hl, and due to the timing of our price increase in our non-beer business.

We continue to utilize a portfolio approach to win in the premium category as we can reach more consumers on more occasions through our complementary brand portfolio. In FY19, our premium portfolio grew by double-digits, led by our global brands and local premium offerings, such as Original and our craft brands. Our global brand portfolio grew by double-digits off a meaningful base, with strong performances from all three brands. Beck’s, our premium German pure malt brand, was also recently added to our portfolio. It is off to a very strong start in the regions where it has been launched and we plan to expand its geographic footprint throughout 2020. In the core plus segment, Bohemia is accelerating its momentum, delivering four consecutive quarters of triple-digit growth. Our Skol Puro Malte innovation, which was rolled out nationally in 2Q19, continues to grow at a rapid pace, enabling the Skol family volumes to stabilize in FY19 and to grow in 4Q19. Our smart affordability strategy continues to gain traction, with our regional brands Nossa, Magnífica and Legítima performing very well. Each has delivered meaningful share gains in the states in which it was launched, and Magnífica is now the leading brand in the value segment in the state of Maranhão. These brands, offered at an accessible price point and brewed with local crops, deliver incremental volume and profitability by increasing our presence in relevant states.

In FY19, EBITDA declined by 4.4% with margin compression of 489 bps to 41.1%. This was driven by higher CoS resulting from commodity prices and the devaluation of transactional currency, which held back our EBITDA growth by approximately 300 bps and our EBITDA margin by 135 bps. Our EBITDA margin was also impacted by the increased weight of one-way bottles and aluminum cans in our package mix, as we aim to meet consumer needs across increasingly diversified and more premium occasions. In 4Q19, EBITDA declined by 6.3% with margin compression of 418 bps to 45.5%.

South Africa

Our business in South Africa delivered balanced top-line results this year, with revenue growth of mid-single digits, driven by low single digit revenue per hl growth and mid-single digit volume growth. The results were delivered even in the context of a continued challenging macroeconomic environment with consumers remaining under pressure. We finished the year with a very good performance in the fourth quarter with double-digit revenue growth and mid-single digit volume growth. Revenue per hl increased by mid-single digits, benefitting from positive brand mix due to the growth of our premium portfolio and revenue management initiatives.

We continue to focus on growing the beer category and estimate we gained more than 200 bps of share of total alcohol. The premium segment, where we under-index, continues to grow faster than the total industry. We achieved our highest ever market share in this segment in 2019 as our premium brands continue to outperform, led by Corona. Our flavored malt beverages also performed very well this year, growing by double-digits, led by Brutal Fruit and Flying Fish. We have enhanced our smart affordability strategy in South Africa to ensure our portfolio includes accessible offerings for more consumers in light of the challenging macroeconomic environment.

EBITDA declined by high single digits this year with margin compression of over 600 bps. Strong top-line growth was more than offset by higher CoS per hl, due to commodity and transactional currency headwinds, and significant increases in marketing investments behind our growing premium brand portfolio and on-trade programs. In 4Q19, EBITDA decreased by mid-single digits with margin contraction of nearly 700

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bps, as the strong top-line was more than offset by our marketing investments as well as supply chain constraints driven by power outages.

China

Revenue grew by 3.3% in FY19 as premiumization led to revenue per hl growth of 6.5%, which was partially offset by volume declines of 3.0%. In 4Q19, revenue declined by 2.7% as revenue per hl growth of 4.2% was more than offset by volume declines of 6.6%. The volume performance in the quarter was impacted by the continued softness in the nightlife channel, where our portfolio has a leading position, as well as a difficult comparable. During FY19, we estimate we gained market share in every channel. However, our overall market share declined by approximately 50 bps, resulting from channel mix shift given our position in the nightlife channel.

Our super premium brands continued to grow by strong double-digits both in the full year and in the fourth quarter, led by Corona, Blue Girl and Hoegaarden. We estimate that Corona is the number one brand in the super premium segment. Blue Girl, which joined our portfolio in May 2019, is one of the fastest growing super premium brands with a meaningful base. Hoegaarden grew volumes significantly in FY19, as the leading and fastest growing wheat beer in China. We also continue to lead the beer category in the e-commerce channel, which grew by strong double-digits this year. During the Double-11 e-commerce campaign in November, the largest e-commerce sales event in China, Budweiser was the #1 brand and Corona, Hoegaarden and Harbin were also among the top five beer brands by retail sales value on both the Tmall and JD platforms.

Budweiser declined by mid-single digits in FY19, driven by the softness in the nightlife channel in the second half of the year, as Budweiser is well-established as the leading brand of the nightlife occasion. Nevertheless, Budweiser remains the number one brand in the premium segment and we have made additional commercial investments to accelerate the brand’s expansion into other channels.

In FY19, EBITDA grew by 17.0% with margin expansion of 440 bps. This was a result of strong brand mix, ongoing cost discipline and localization initiatives that helped to offset the declines in the nightlife channel, one of our most profitable channels. In 4Q19, EBITDA grew by 10.1% with margin expansion of 323 bps, on top of a challenging comparable.

Highlights from our other markets

In Canada, top-line declined low single digits in FY19 and was roughly flat in 4Q19, driven by a volume decline primarily due to a weak beer industry. This was partially offset by revenue per hl growth, driven by positive brand mix from our premiumization strategy. Our High End Company continues to gain share of the premium segment, led by share gains from our premium import brands, including Corona and Hoegaarden, and strong volume growth from our craft portfolio. In the core segment, Bud Light grew share for the 24th consecutive year, and in the core plus segment, Michelob Ultra continued to be the fastest growing beer brand in the country.

In Peru, we grew revenue by mid-single digits with a volume decline of low single digits more than offset by revenue per hl growth of high single digits in FY19. The strong revenue per hl growth was driven by revenue management initiatives as well as positive brand mix, driven by the growth of our global brands. In light of the challenging consumer environment, we launched a new brand called Golden, as part of our smart affordability strategy. Golden is brewed using ingredients with strong cultural relevance to strengthen our ties to local farming and is off to a very strong start. In Ecuador, revenue declined by low single digits in the year, driven by a volume decline of low single digits, which more than offset revenue per hl growth of low single digits. While our global brands continued to perform well with double-digit volume growth, a softer consumer environment impacted the beer category throughout the year. In response, we are enhancing our core offerings across a variety of price points to ensure consumers have accessible options within the beer category.

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Press release Brussels / 27 February 2020 / 7.00am CET

In Argentina, volumes declined by mid-single digits in FY19, as we faced consumption contraction resulting from ongoing challenging macroeconomic conditions. Our revenues and revenue per hl grew by double-digits in the context of a highly inflationary environment. Despite the difficult consumer environment and the impact of phasing ahead of a price increase in October, we achieved slight volume growth in 4Q19 as we continue to invest behind our strong portfolio of brands. Our premium brands performed well and gained share within the segment, led by our global brands and our local premium brand, Patagonia. Our local champion in the core plus segment, Andes Origen, grew by double-digits. Our smart affordability initiatives continue to gain traction, led by packaging innovations such as the 340ml returnable glass bottle.

Within EMEA, Europe grew revenue by low single digits in both FY19 and 4Q19, with volume growth partly offset by lower revenue per hl as we expand our portfolio across more price segments. We estimate we gained market share on a full year basis in all of our markets, with particularly strong gains in France and the Netherlands after successful Budweiser launches. Budweiser is now our fastest growing brand in Europe. The UK continues to deliver volume-led revenue growth fueled by the continued growth of our global brands, particularly the double-digit growth of Corona. EBITDA declined in both the year and the quarter as top-line growth was offset by higher sales and marketing investments behind new brand launches, higher CoS per hl driven by commodity costs and the impact of route to market changes that allow us to distribute directly in key countries across Europe. Additionally, strong volume growth led to capacity constraints and increased distribution expenses. We are investing in our capacity footprint to alleviate these constraints. In Africa excluding South Africa, we delivered strong volume growth in Zambia and Uganda in both the year and the quarter, though volumes were lower in Tanzania and Mozambique in both periods. In Nigeria, we grew volume by double-digits in the year as we continued to gain market share. In 4Q19, volume grew by mid-single digits despite cycling a challenging comparable from the opening of our fourth brewery last year.

Our business in South Korea had a challenging year and fourth quarter, with declines in both revenue and volume. This performance was primarily the result of an overall industry decline in light of weaker consumer sentiment. In late October 2019, we rolled back our price increase previously implemented in April 2019 to revitalize the beer industry during the economic downturn. Our premium portfolio continued to grow throughout the year, led by Stella Artois and Budweiser.

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Press release Brussels / 27 February 2020 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	FY18 Restated	FY19	Organic growth
Revenue	53 041	52 329	4.3%

Cost of sales	- 19 933	- 20 362	- 7.4%

Gross profit	33 108	31 967	2.4%

SG&A	- 16 807	- 16 421	- 3.6%

Other operating income/(expenses)	805	875	12.2%

Normalized profit from operations (normalized EBIT)	17 107	16 421	1.7%

Non-recurring items above EBIT	- 692	- 323

Net finance income/(cost)	- 6 844	- 4 355

Non-recurring net finance income/(cost)	- 1 982	882

Share of results of associates	153	152

Income tax expense	- 2 585	- 2 786

Profit from continuing operations	5 157	9 990

Discontinued operations results	531	424

Profit	5 688	10 414

Profit attributable to non-controlling interest	1 318	1 243

Profit attributable to equity holders of AB lnBev	4 370	9 171

Normalized EBITDA	21 732	21 078	2.7%

Normalized profit attributable to equity holders of AB lnBev	6 248	8 086

	4Q18	4Q19	Organic
	Restated		growth
Revenue	13 792	13 334	2.5%

Cost of sales	- 5 063	- 5 269	- 9.1%

Gross profit	8 728	8 065	- 1.5%

SG&A	- 4 086	- 4 149	- 7.5%

Other operating income/(expenses)	193	213	5.6%

Normalized profit from operations (normalized EBIT)	4 836	4 128	- 8.6%

Non-recurring items above EBIT	- 449	- 166

Net finance income/(cost)	- 2 162	- 2 309

Non-recurring net finance income/(cost)	- 893	- 899

Share of results of associates	27	58

Income tax expense	- 678	- 454

Profit from continuing operations	683	359

Discontinued operations results	157	114

Profit	840	474

Profit attributable to non-controlling interest	384	360

Profit attributable to equity holders of AB lnBev	456	114

Normalized EBITDA	6 018	5 343	- 5.5%

Normalized profit attributable to equity holders of AB lnBev	1 405	962

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Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	4Q18 Restated	4Q19	FY18 Restated	FY19
Restructuring	- 180	- 85	- 363	- 170
Acquisition costs / Business combinations	- 23	12	- 73	- 23
Business and asset disposal (including impairment losses)	- 16	- 19	- 26	- 50
Provision for EU investigation	- 230	-	- 230	-
Cost related to public offering of minority stake in Budweiser APAC	-	-	-	- 6
Brazil Amnesty	-	- 74	-	- 74
Impact on profit from operations	- 449	- 166	- 692	- 323

Normalized profit from operations excludes negative non-recurring items of 323 million USD in FY19 and 166 million in 4Q19, primarily related to the one-off costs linked to the SAB integration.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Net interest expense	- 912	- 932	- 3 785	- 3 739
Net interest on net defined benefit liabilities	- 23	- 24	- 94	- 95
Accretion expense	- 168	- 195	- 511	- 650
Mark-to-market	- 900	- 774	- 1 774	898
Other financial results	- 160	- 384	- 680	- 769
Net finance income/(cost)	- 2 162	- 2 309	- 6 844	- 4 355

Net finance cost was impacted by mark-to-market gains and losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Share price at the start of the period (Euro)	75.22	87.42	93.13	57.70
Share price at the end of the period (Euro)	57.70	72.71	57.70	72.71
Number of equity derivative instruments at the end of the period (millions)	46.9	54.0	46.9	54.0

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Mark-to-market (Grupo Modelo deferred share instrument)	- 445	- 385	- 873	445
Other mark-to-market	- 432	- 374	- 849	433
Early termination fee of Bonds and Other	- 16	- 140	- 260	4
Non-recurring net finance income/(cost)	- 893	- 899	- 1 982	882

Non-recurring net finance costs include mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

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Press release Brussels / 27 February 2020 / 7.00am CET

Figure 8. Non-recurring equity derivative instruments
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Share price at the start of the period (Euro)	75.22	87.42	93.13	57.70
Share price at the end of the period (Euro)	57.70	72.71	57.70	72.71
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Income tax expense	678	454	2 585	2 786
Effective tax rate	50.8%	59.6%	34.1%	22.1%
Normalized effective tax rate	33.0%	24.5%	27.5%	23.0%
Normalized effective tax rate before MTM	24.7%	17.2%	23.4%	24.9%

The increase in our normalized FY19 ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix. The decrease in our normalized 4Q19 ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by accrued benefits from interest on shareholders’ equity in Brazil.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Profit attributable to equity holders of AB InBev	456	114	4 370	9 171
Non-recurring items, before taxes	449	166	692	323
Non-recurring finance (income)/cost, before taxes	893	899	1 982	- 882
Non-recurring taxes	- 203	8	- 233	6
Non-recurring non-controlling interest	- 32	- 111	- 32	- 108
Profit from discontinued operations	- 157	- 114	- 531	- 424

Normalized profit attributable to equity holders of AB InBev	1 405	962	6 248	8 086
Underlying profit attributable to equity holders of AB InBev	2 306	1 729	8 099	7 196

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Basic earnings per share	0.23	0.06	2.21	4.62
Non-recurring items, before taxes	0.23	0.08	0.35	0.16
Non-recurring finance (income)/cost, before taxes	0.45	0.45	1.00	- 0.44
Non-recurring taxes	- 0.10	-	- 0.12	-
Non-recurring non-controlling interest	- 0.02	- 0.05	- 0.01	- 0.05
Profit from discontinued operations	- 0.08	- 0.06	- 0.27	- 0.21

Normalized earnings per share	0.71	0.48	3.16	4.08
Underlying earnings per share	1.17	0.87	4.10	3.63

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Figure 12. Key components - Normalized Earnings per share in USD
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Normalized EBIT before hyperinflation	2.44	2.08	8.78	8.34
Hyperinflation impacts in normalized EBIT	0.01	-	- 0.11	- 0.06

Normalized EBIT	2.45	2.08	8.66	8.28
Mark-to-market (share-based payment programs)	- 0.46	- 0.39	- 0.90	0.45
Net finance cost	- 0.64	- 0.77	- 2.57	- 2.65
Income tax expense	- 0.45	- 0.22	- 1.43	- 1.40
Associates & non-controlling interest	- 0.20	- 0.22	- 0.61	- 0.60

Normalized EPS	0.71	0.48	3.16	4.08
Mark-to-market (share-based payment programs)	0.46	0.39	0.90	- 0.45
Hyperinflation impacts in EPS	-	-	0.04	-

Normalized EPS before MTM and hyperinflation	1.17	0.87	4.10	3.63

Adoption of Hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release.

The impact of hyperinflation accounting in 4Q18 and 4Q19, as well as FY18 and FY19, on our Revenue and Normalized EBITDA is shown in figure 13.

Figure 13. Impact of hyperinflation
Revenue	4Q18	4Q19	FY18	FY19
Indexation(1)	152	112	258	211
Currency(2)	40	- 43	- 568	- 284

Total impact	192	69	- 310	- 73

Normalized EBITDA	4Q18	4Q19	FY18	FY19
Indexation(1)	70	47	108	89
Currency(2)	- 3	- 20	- 272	- 131

Total impact	68	27	- 164	- 43

USDARS average rate			26.5209	47.1963
USDARS closing rate			37.8079	59.8907

(1) Indexation calculated at closing rate

(2) Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e., FY19 and FY18 results at the closing rate on 31 December 2019 and 2018, respectively).

The 4Q results are calculated by deducting from the FY results the 9M results as published. As a consequence, the South America 4Q19 results are positively impacted by the restatement of the 9M results as follows:

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South America 9M19 as reported (1)	9M18 Restated	Scope	Currency Translation	Organic Growth	9M19
Revenue	6 926	12	- 812	698	6 824
Cost of sales	- 2 646	23	323	- 544	- 2 843
Gross profit	4 279	35	- 488	154	3 981
SG&A	- 2 212	33	248	- 134	- 2 065
Other operating income/(expenses)	203	- 6	- 10	- 50	138
Normalized EBIT	2 269	62	- 248	- 29	2 054
Normalized EBITDA	3 020	62	- 339	22	2 765

South America 9M19 restated at FY19 rates (2)	9M18 Restated	Scope	Currency Translation	Organic Growth	9M19
Revenue	7 119	11	- 985	753	6 897
Cost of sales	- 2 713	23	378	- 550	- 2 861
Gross profit	4 405	34	- 607	203	4 036
SG&A	- 2 266	33	298	- 151	- 2 085
Other operating income/(expenses)	194	- 6	- 4	- 55	131
Normalized EBIT	2 332	61	- 311	- 1	2 082
Normalized EBITDA	3 101	61	- 420	52	2 795

Impact of 9M19 restatement in 4Q results (3)	9M18 Restated	Scope	Currency Translation	Organic Growth	9M19
Revenue	193	- 1	- 173	55	73
Cost of sales	- 67	0	55	- 6	- 18
Gross profit	126	- 1	- 119	49	55
SG&A	- 54	0	50	- 17	- 20
Other operating income/(expenses)	- 9	-	6	- 5	- 7
Normalized EBIT	63	- 1	- 63	28	28
Normalized EBITDA	81	- 1	- 81	30	30

(1) South America 9M results with Argentina results reported in Argentinean peso (ARS) restated for year to date September purchasing power converted at 9M closing rates of 40.8965 for 9M18 and 57.5593 for 9M19 results (as reported on 25 October 2019) (2) South America 9M results with Argentina results reported in ARS restated for year to date December purchasing power converted at FY19 closing rates of 37.8079 for FY18 and 59.8907 for FY19 results

(3) Impact of restating the 9M results under hyperinflation in the 4Q results is calculated as difference between (2) and (1) above

The restatement of 9M results at the December purchasing power and FY closing rate had a positive impact of 55 million USD on revenue and 30 million USD on Normalized EBITDA on the FY19 reported organic growth and on the 4Q19 reported results.

For the 4Q19 performance reporting, these impacts are excluded from organic calculations and are identified separately in the 4Q19 annexes within the column labeled “9M restatement under hyperinflation”. Organic growth percentages for 4Q19 are calculated by considering the “Organic growth” reported in the annexes over the 4Q18 Restated base adjusted for the 9M18 restatement.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In FY19, we reported 86 million USD monetary adjustment in the finance line, a negative impact on the profit attributable to equity holders of AB InBev of 11 million USD. In both FY19 and 4Q19, there was no impact on normalized EPS.

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Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q18	4Q19	FY18	FY19
	Restated		Restated
Profit attributable to equity holders of AB InBev	456	114	4 370	9 171
Non-controlling interests	384	360	1 318	1 243
Profit	840	474	5 688	10 414
Discontinued operations results	- 157	- 114	- 531	- 424
Profit from continuing operations	683	359	5 157	9 990
Income tax expense	678	454	2 585	2 786
Share of result of associates	- 27	- 58	- 153	- 152
Net finance (income)/cost	2 162	2 309	6 844	4 355
Non-recurring net finance (income)/cost	893	899	1 982	- 882
Non-recurring items above EBIT (incl. non-recurring impairment)	449	166	692	323
Normalized EBIT	4 836	4 128	17 107	16 421
Depreciation, amortization and impairment	1 182	1 215	4 624	4 657
Normalized EBITDA	6 018	5 343	21 732	21 078

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 15. Cash Flow Statement (million USD)
	FY18	FY19
Restated

Operating activities
Profit	5 157	9 990
Interest, taxes and non-cash items included in profit	16 070	11 029

Cash flow from operating activities before changes in working capital and use of provisions	21 227	21 019

Change in working capital	477	- 5
Pension contributions and use of provisions	- 487	- 715
Interest and taxes (paid)/received	- 7 177	- 7 063
Dividends received	141	160

Cash flow from operating activities	14 181	13 396

Investing activities
Net capex	- 4 568	- 4 854
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	173	- 252
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 296	- 9
Net of tax proceeds from SAB transaction-related divestitures	- 430	-
Other	- 328	42

Cash flow from investing activities	- 3 857	- 5 073

Financing activities
Dividends paid	- 7 761	- 5 015
Net (payments on)/proceeds from borrowings	- 4 707	- 8 008
Proceeds from public offering of minority stake in Budweiser APAC	-	5 575
Payment of lease liabilities	- 423	- 441
Other (including purchase of non-controlling interest)	- 1 436	- 623

Cash flow from financing activities	- 14 327	- 8 512

Net increase/(decrease) in cash and cash equivalents on continuing operations	- 4 003	- 189
Net increase/(decrease) in cash and cash equivalents on discontinued operations	755	539

Our cash flow from operating activities reached 13.4 billion USD in 2019 compared to 14.2 billion USD in 2018, primarily explained by lower changes in working capital and higher use of provisions in 2019 compared to 2018. The increased use of provisions was mainly driven by a 226 million USD one-off payment in 2019 in relation to the European Commission investigation announced in 2018.

Cash flow used in investing activities was 5.1 billion USD in 2019 as compared to a cash outflow of 3.9 billion USD in 2018. The increase in the cash outflow from investing activities was mainly due to lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures that were not repeated in 2019.

Our net capital expenditure amounted to 4.9 billion USD in 2019 and 4.6 billion USD in 2018. Of the total capital expenditure in 2019, approximately 42% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

The cash outflow from financing activities amounted to 8.5 billion USD in 2019, as compared to a cash outflow of 14.3 billion USD in 2018. The net proceeds of 5 575 million USD from the listing of a minority stake of our Asia Pacific business (Budweiser APAC) were used to repay debt.

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Our net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 95.5 billion USD as of 31 December 2019 as compared to 104.2 billion USD as of 31 December 2018. When adjusted for the proceeds expected to be received from the divestment of the Australian operations, our net debt would be 84.6 billion USD as of 31 December 2019.

Net debt to normalized EBITDA decreased to 4.0x for the 12-month period ending 31 December 2019 (accounting for the proceeds expected to be received from the divestment of the Australian operations while excluding the last 12 months EBITDA from the Australian operations) from 4.6x for the 12-month period ending 31 December 2018. Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective.

We will continue to proactively manage our debt portfolio, of which 91% currently holds a fixed-interest rate, 40% is currently denominated in currencies other than USD, and maturities are well-distributed across the next several years.

In addition to a comfortable debt maturity profile and strong cash flow generation, we maintained over 16 billion USD in cash and revolving credit facility liquidity, which consisted of 9.0 billion USD available under committed long-term credit facilities and approximately 7.0 billion USD of cash, cash equivalents and short-term investments.

Figure 15. Terms and debt repayment schedule as of 31 December 2019 (billion USD)

PROPOSED FINAL DIVIDEND

Dividend Timeline

	Ex-coupon date	Record date	Payment date

Euronext: ABI	05 May 2020	06 May 2020	07 May 2020

MEXBOL: ANB	05 May 2020	06 May 2020	07 May 2020

JSE: ANH	06 May 2020	08 May 2020	11 May 2020

NYSE: BUD (ADR program)	05 May 2020	06 May 2020	04 Jun 2020

Restricted Shares	05 May 2020	06 May 2020	07 May 2020

The AB InBev Board proposes a final dividend of 1.00 EUR per share, subject to shareholder approval at the AGM on 29 April 2020. When combined with the interim dividend of 0.80 EUR per share paid in November 2019, the total dividend for the Fiscal Year 2019 would be 1.80 EUR per share.

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Press release Brussels / 27 February 2020 / 7.00am CET

 NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The impact on organic growth resulting from the restatement of 9M19 results for hyperinflation at the December purchasing power and FY19 closing rate are identified separately in the 4Q19 annexes within the column labeled “hyperinflation restatement” and are not considered in the 4Q19 disclosed organic growth rates.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018, the new company organizational structure effective 1 January 2019 and following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. This presentation is referred to as “2018 Restated”. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations.

AB InBev has updated its 2018 segment reporting for purposes of result announcement. This presentation, which has been further updated since the figures presented in our Q1, HY and 9M results, is referred to as the “2018 Restated” and includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019 (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and (iv) restated results excluding the Australian operations that are presented as discontinued operations effective 1 January 2018.

All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 21 countries. When we discuss consumers of our products that contain alcohol, this is in reference to consumers of legal drinking age in their respective jurisdictions.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. On 19 July 2019 AB InBev announced it reached an agreement to divest the Australian operations to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” effective 1 January 2018 for comparative purposes.. Values in the figures and annexes may not add up, due to rounding.

4Q19 and FY19 EPS is based upon a weighted average of 1,984 million shares compared to a weighted average of 1,975 million shares for 4Q18 and FY18.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Press release Brussels / 27 February 2020 / 7.00am CET

The Fourth Quarter (4Q19) and Full Year 2019 (FY19) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2019, which have been audited by our statutory auditors PwC Reviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. Financial data included in Figures 6, 8, 11, 12, 13 and 15 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2019 (except for the volume information).

CONFERENCE CALL AND WEBCAST

Conference call and webcast on Thursday, 27 February 2020:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 4Q19 Webcast

Conference call (with interactive Q&A):

AB InBev 4Q19 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Jency John	Ingvild Van Lysebetten
Tel: +1 646 746 9673	Tel: +32 1627 6608
E-mail: jency.john@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Mariya Glukhova	Fallon Buckelew
Tel: +32 1627 6888	Tel: +1 310 592 6319
E-mail: mariya.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, , Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	FY18 Restated		Currency Translation	Organic Growth		Organic Growth
		Scope			FY19

Total volumes (thousand hls)	559 819	- 4 601	-	6 209	561 427	1.1%
of which AB InBev own beer	493 776	- 2 113	-	3 759	495 423	0.8%
Revenue	53 041	- 316	- 2 664	2 268	52 329	4.3%
Cost of sales	- 19 933	14	1 030	- 1 474	- 20 362	- 7.4%
Gross profit	33 108	- 302	- 1 634	794	31 967	2.4%
SG&A	- 16 807	157	829	- 599	- 16 421	- 3.6%
Other operating income/(expenses)	805	8	- 37	100	875	12.2%
Normalized EBIT	17 107	- 137	- 843	295	16 421	1.7%
Normalized EBITDA	21 732	- 109	- 1 123	578	21 078	2.7%
Normalized EBITDA margin	41.0%				40.3%	- 65 bps

North America
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	110 726	50	-	- 2 643	108 133	- 2.4%
Revenue	15 504	8	- 49	25	15 488	0.2%
Cost of sales	- 5 765	- 13	16	- 27	- 5 789	- 0.5%
Gross profit	9 738	- 5	- 32	- 2	9 698	0.0%
SG&A	- 4 413	- 9	19	31	- 4 372	0.7%
Other operating income/(expenses)	40	-	-	- 15	26	- 36.3%
Normalized EBIT	5 365	- 14	- 13	14	5 352	0.3%
Normalized EBITDA	6 199	- 12	- 15	13	6 185	0.2%
Normalized EBITDA margin	40.0%				39.9%	2 bps

Middle Americas
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	128 803	- 153	-	4 888	133 538	3.8%
Revenue	11 614	- 146	- 381	824	11 912	7.2%
Cost of sales	- 3 336	- 39	108	- 283	- 3 549	- 8.4%
Gross profit	8 278	- 184	- 271	541	8 363	6.7%
SG&A	- 3 176	56	96	- 24	- 3 049	- 0.8%
Other operating income/(expenses)	88	6	- 3	30	121	31.9%
Normalized EBIT	5 189	- 122	- 179	547	5 435	10.7%
Normalized EBITDA	6 033	- 127	- 207	657	6 356	11.1%
Normalized EBITDA margin	51.9%				53.4%	188 bps

South America
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	135 618	188	-	3 858	139 664	2.8%
Revenue	10 238	11	- 1 383	924	9 790	9.0%
Cost of sales	- 3 842	26	529	- 722	- 4 009	- 18.9%
Gross profit	6 396	37	- 855	203	5 781	3.2%
SG&A	- 2 976	43	401	- 259	- 2 791	- 8.9%
Other operating income/(expenses)	267	- 6	- 13	- 47	201	- 18.1%
Normalized EBIT	3 688	73	- 467	- 104	3 190	- 2.8%
Normalized EBITDA	4 696	82	- 614	- 18	4 145	- 0.4%
Normalized EBITDA margin	45.9%				42.3%	- 403 bps

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EMEA
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	87 135	- 4 071	-	2 825	85 888	3.4%
Revenue	8 368	- 209	- 528	280	7 911	3.4%
Cost of sales	- 3 473	100	224	- 357	- 3 506	- 10.6%
Gross profit	4 894	- 110	- 304	- 76	4 404	- 1.6%
SG&A	- 2 878	57	183	- 224	- 2 862	- 8.0%
Other operating income/(expenses)	232	14	- 14	32	264	13.0%
Normalized EBIT	2 248	- 39	- 135	- 268	1 807	- 12.1%
Normalized EBITDA	3 184	- 36	- 196	- 171	2 781	- 5.4%
Normalized EBITDA margin	38.1%				35.2%	- 332 bps

Asia Pacific
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	96 116	- 134	-	- 2 814	93 168	- 2.9%
Revenue	6 735	- 8	- 314	130	6 544	1.9%
Cost of sales	- 3 098	3	137	40	- 2 919	1.3%
Gross profit	3 637	- 5	- 176	170	3 625	4.7%
SG&A	- 2 347	17	108	6	- 2 216	0.2%
Other operating income/(expenses)	154	-	- 12	88	230	57.1%
Normalized EBIT	1 444	12	- 80	263	1 639	18.0%
Normalized EBITDA	2 178	12	- 110	208	2 287	9.5%
Normalized EBITDA margin	32.3%				35.0%	241 bps

Global Export and Holding Companies
	FY18 Restated	Scope	Currency Translation	Organic Growth	FY19	Organic Growth
Total volumes (thousand hls)	1 422	- 481	-	95	1 036	10.1%
Revenue	582	28	- 8	84	685	14.2%
Cost of sales	- 418	- 62	15	- 125	- 590	- 27.1%
Gross profit	164	- 34	6	- 41	95	- 31.5%
SG&A	- 1 016	- 6	21	- 129	- 1 131	- 12.7%
Other operating income/(expenses)	25	- 6	4	12	35	48.2%
Normalized EBIT	- 827	- 46	30	- 158	- 1 001	- 18.3%
Normalized EBITDA	- 558	- 26	20	- 111	- 676	- 19.1%

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Annex 2
AB InBev Worldwide	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	140 161	- 449	-	-	2 267	141 979	1.6%
of which AB InBev own beer	122 899	92	-	-	1 034	124 025	0.8%
Revenue	13 792	- 90	- 757	55	334	13 334	2.5%
Cost of sales	- 5 063	- 29	287	- 6	- 458	- 5 269	- 9.1%
Gross profit	8 728	- 119	- 469	49	- 124	8 065	- 1.5%
SG&A	- 4 086	46	206	- 17	- 298	- 4 149	- 7.5%
Other operating income/(expenses)	193	15	- 3	- 5	12	213	5.6%
Normalized EBIT	4 836	- 58	- 268	28	- 409	4 128	- 8.6%
Normalized EBITDA	6 018	- 33	- 344	30	- 327	5 343	- 5.5%
Normalized EBITDA margin	43.6%					40.1%	- 336 bps

North America	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	26 114	19	-	-	- 645	25 489	- 2.5%
Revenue	3 700	- 1	- 3	-	- 62	3 635	- 1.7%
Cost of sales	- 1 394	- 3	1	-	20	- 1 375	1.5%
Gross profit	2 307	- 4	- 1	-	- 41	2 260	- 1.8%
SG&A	- 1 023	- 5	1	-	- 1	- 1 028	- 0.1%
Other operating income/(expenses)	28	-	-	-	- 11	17	- 38.3%
Normalized EBIT	1 311	- 9	- 1	-	- 53	1 249	- 4.0%
Normalized EBITDA	1 522	- 8	- 1	-	- 34	1 479	- 2.2%
Normalized EBITDA margin	41.1%					40.7%	- 23 bps

Middle Americas	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	34 039	- 16	-	-	1 521	35 544	4.5%
Revenue	3 141	- 63	- 67	-	220	3 231	7.2%
Cost of sales	- 836	- 5	20	-	- 155	- 976	- 18.4%
Gross profit	2 305	- 68	- 47	-	66	2 255	2.9%
SG&A	- 775	41	12	-	- 53	- 774	- 7.2%
Other operating income/(expenses)	17	1	1	-	- 12	6	- 70.6%
Normalized EBIT	1 547	- 26	- 34	-	1	1 487	0.1%
Normalized EBITDA	1 777	- 34	- 39	-	18	1 723	1.0%
Normalized EBITDA margin	56.6%					53.3%	- 325 bps

South America	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	39 851	-	-	-	1 358	41 209	3.4%
Revenue	3 313	- 1	- 573	55	171	2 965	5.5%
Cost of sales	- 1 196	3	206	- 6	- 172	- 1 165	- 15.3%
Gross profit	2 117	1	- 367	49	- 1	1 800	0.0%
SG&A	- 764	10	153	- 17	- 109	- 727	- 15.5%
Other operating income/(expenses)	65	- 1	- 4	- 5	7	63	9.8%
Normalized EBIT	1 418	11	- 219	28	- 102	1 136	- 7.5%
Normalized EBITDA	1 675	19	- 275	30	- 70	1 380	- 4.3%
Normalized EBITDA margin	50.6%					46.5%	- 451 bps

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EMEA	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	23 469	- 382	-	-	780	23 867	3.4%
Revenue	2 181	- 22	- 81	-	57	2 135	2.6%
Cost of sales	- 887	- 16	39	-	- 152	- 1 016	- 16.8%
Gross profit	1 295	- 38	- 42	-	- 95	1 119	- 7.6%
SG&A	- 708	6	26	-	- 83	- 758	- 11.8%
Other operating income/(expenses)	40	14	- 2	-	10	63	19.3%
Normalized EBIT	628	- 18	- 17	-	- 169	424	- 27.7%
Normalized EBITDA	845	-	- 26	-	- 141	678	- 16.7%
Normalized EBITDA margin	38.7%				31.7%	- 736 bps

Asia Pacific	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	16 424	- 68	-	-	- 875	15 481	- 5.2%
Revenue	1 290	- 10	- 30	-	- 39	1 211	- 2.9%
Cost of sales	- 628	10	15	-	16	- 587	2.4%
Gross profit	663	1	- 16	-	- 23	624	- 3.3%
SG&A	- 555	-	19	-	- 18	- 554	- 3.2%
Other operating income/(expenses)	32	1	- 2	-	37	67	114.8%
Normalized EBIT	140	1	1	-	- 5	137	- 2.7%
Normalized EBITDA	337	1	- 3	-	- 38	297	- 10.2%
Normalized EBITDA margin	26.1%				24.5%	- 205 bps

Global Export and Holding Companies	4Q18 Restated	Scope	Currency Translation	9M restatement under hyperinflation	Organic Growth	4Q19	Organic Growth
Total volumes (thousand hls)	263	- 3	-	-	128	389	49.2%
Revenue	164	7	- 3	-	- 12	156	- 7.1%
Cost of sales	- 123	- 18	6	-	- 15	- 150	- 10.9%
Gross profit	42	- 11	3	-	- 28	6	- 90.8%
SG&A	- 262	- 6	- 6	-	- 34	- 308	- 12.9%
Other operating income/(expenses)	11	-	4	-	- 20	- 4	- 172.4%
Normalized EBIT	- 208	- 17	2	-	- 84	- 306	- 37.3%
Normalized EBITDA	- 138	- 12	-	-	- 64	- 214	- 42.6%

26